Exhibit 99.1

Penn West Announces New Chief Executive Officer, David French, to Succeed Dave Roberts

CALGARY, October 4, 2016 /CNW/ – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “we”, “us” or “our”) is pleased to announce that David French will be joining the company as President and Chief Executive Officer and will join the Board of Directors with effect from October 24, 2016 succeeding Dave Roberts who has been in the role since June, 2013.

Mr. French, 47, most recently served as President and CEO of Bankers Petroleum Ltd., a Calgary-based publicly-traded oil and gas company with operations in Southeastern Europe. Mr. French successfully led the operational and commercial growth of the enterprise over his tenure. He has worked a wide range of reservoir rock types, and primary, secondary and tertiary development throughout Canada, the lower 48 United States and Europe. Prior to joining Bankers in 2013, Mr. French held several executive roles at Apache Corporation including Regional Production Manager for the western Canadian business, and Global Vice President of Business Development. Earlier in his career Mr. French worked for McKinsey & Co. in energy consulting and built his career in the Permian Basin for Amoco Production Company (now BP). Mr. French holds a Bachelor’s degree in mechanical engineering from Rice University and an MBA from Harvard Business School.

“I am thrilled to have this opportunity to join Penn West and help deliver the promise of our new core business. This is an exciting time for the company as we focus on the future and build an engine for growth”, says Mr. French. “Penn West has an enviable position in the Cardium play that is enjoying a technological renaissance through well completion design and application of water flooding, and there are exciting opportunities in the Alberta Viking that I expect to provide attractive investment options. I look forward to joining the team at Penn West as we focus on setting the standard for what’s possible in our assets.”

Rick George, Chairman of the Penn West board comments “We are extremely pleased to have David French join us as our new CEO. David has the right combination of technical, executive management and business development skills to lead Penn West in its evolution into a best in class light oil growth company with a solid balance sheet.”

Mr. Roberts will continue to lead Penn West in October working with Mr. French and the Board of Directors to ensure a seamless leadership transition.

In commenting on the transition, Mr. George said, “For the past three years Dave Roberts has brought his broad industry experience, energy, and a tremendous will to the reshaping and repositioning of Penn West. He is leaving us with a highly focused company and a strong talented team. Dave also had the vision to begin discussing with the Board some time ago the need for the smaller, more nimble “new” Penn West to have new leadership to take it forward into the future. We are grateful to Dave for his service during a time of extremely difficult industry conditions.”

Mr. Roberts added, “People have said that we could write a book about our experience over the past three years here, but words couldn’t capture the affection I have for the people of Penn West who never lost heart and never quit on our journey. Penn West is on solid footing with a sensible balance sheet, very good oil growth assets and importantly, a deep and talented team of people in all facets of the company from our management team to our technical disciplines, support functions, and critically, our field operations personnel. I look forward to watching David and the Penn West team take the baton and surge forward to a bright future.”

About Penn West

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that Mr. French will join the company as President and Chief Executive Officer and the Board of Directors with effect from October 24, 2016 and that Mr. Roberts will continue to lead Penn West in October working with Mr. French and the Board of Directors to ensure a seamless leadership transition.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document as there can be no assurances that the plans, intentions, or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could affect Penn West, or its operations or financial results, are included in the Company’s public filings with applicable securities regulatory authorities (including our Annual Information Form), which may be accessed in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST, Penn West Plaza, Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3; Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@pennwest.com